FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia Brasileira de Distribuição

Report of Independent Accountants
on the Limited Review of the
Quarterly Information (ITR)

June 30, 2005

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific standards issued by IBRACON (Institute of Independent Auditors of Brazil), CFC (Federal Board of Accountancy) and CVM (Brazilian Security Exchange Commission)

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

To the
Board of Directors and Shareholders of
Companhia Brasileira de Distribuição

1.
We have conducted a special review of the quarterly information (ITR) of Companhia Brasileira de Distribuição (Company) and Companhia Brasileira de Distribuição and its subsidiaries, for the quarter and six-month period ended June 30, 2005, which comprised the balance sheets, statements of income, report on the company´s performances and other relevant information, prepared by the company´s management in accordance with the accounting practices adopted in Brazil. The financial information related to Pão de Açúcar Fundo de Investimento em Direitos Creditórios, the Company´s investment in which amounts to R$170,278 thousand as of June 30, 2005 (R$165,743 thousand as of March 31, 2005) and the corresponding results of which amount to R$4,535 thousand for the quarter and R$11,836 thousand for the six-month period ended June 30, 2005 (R$25,948 thousand for the quarter and R$31,189 thousand for the six-month period ended June 30, 2004) were reviewed by other independent auditors. At June 30, 2005, total assets and net income for the six-month period then ended, resulting from this investee, represent 8.1% and 9.7%, respectively, in relation to the Company´s consolidated quarterly information (7.1% of net income for the quarter ended June 30, 2005, 36.2% for the six-month period ended June 30, 2004 and 44.6% for the quarter ended June 30, 2004). Likewise, the quarterly information of Miravalles Empreendimentos e Participações S.A., the Company´s investment in which amounts to R$72,448 thousand as of June 30, 2005 (R$77,864 thousand as of March 31, 2005) and the losses of which, calculated through the equity pick-up method, total R$5,416 thousand for the quarter and R$5,791 thousand for the six-month period ended June 30, 2005, were reviewed by other independent auditors. At June 30, 2005, total assets and net income for the six-month period then ended of the referred to investee represent, respectively, 0.7% and 4.8% in relation to the Company´s consolidated quarterly information (0.7% of assets as of March 31, 2005 and 8.4% of net income for the quarter ended June 30, 2005). Our special review report concerning assets, liabilities and result of operations of said investees is exclusively based on the special review report of such independent auditors.

2.
Our review was conducted in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Board of Accountancy (CFC), and consisted principally of: (a) inquiries of and discussions with management responsible for the Company’s accounting, financial and operational areas, in respect to the main criteria adopted for preparing the Quarterly Information; and (b) review of information and subsequent events which have, or could have, relevant effects on the Company’s financial position and operations.

3.
Based on our special review and on the limited review report of the other independent auditors, we are not aware of any material modification that should be made to the above mentioned Quarterly Information for it to comply with the accounting practices adopted in Brazil and regulations established by the Brazilian Securities Commission (CVM) specifically concerning the disclosure of Quarterly Information.

4.
Our review was carried out to enable us to issue a report on the special review of the Quarterly Information – ITR referred to in the first paragraph, taken as a whole. The statements of changes of cash flow and of added value of Companhia Brasileira de Distribuição and Companhia Brasileira de Distribuição and its subsidiaries, for the six-month period ended June 30, 2005 and 2004, prepared in accordance with the accounting practices adopted in Brazil, presented to provide supplementary information about the Company and its subsidiaries, are not a required component of the Quarterly Information. These statements were submitted to the review procedures described in the second paragraph and, based on our review and based on the informations from the quarterly information reviewed by other independent auditors, we are not aware of any significant adjustment to be made to these supplementary statements for them to be fairly presented, in all material respects, in relation to the Quarterly Information for the quarter ended June 30, 2005 and 2004

São Paulo, August 5, 2005

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

Sergio Ricardo Romani
Accountant CRC 1RJ072321/S-0

2

FEDERAL GOVERNMENT SERVICE	Unaudited Corporation
BRAZILIAN SECURITIES COMMISSION (CVM)	Legislation June 30, 2005
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN APPRECIATION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 – CVM CODE 01482-6	2 – COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - Brazilian Revenue Service Registry of Legal Entities – CNPJ 47.508.411/0001-56
4 – Registration Number – NIRE 35900089901

01.02 - HEAD OFFICE

1 – FULL ADDRESS Avenida Brigadeiro Luís Antônio, 3142	2 - SUBURB OR DISTRICT Jardim Paulista
3 – ZIP CODE 01402-000	4 – MUNICIPALITY SÃO PAULO		5 – STATE SP
6 – AREA CODE 011	8 – TELEPHONE 3886-0533	9 – TELEPHONE	10 – TELEX
11 – AREA CODE 011	13 – FAX 3884-7177	14 - FAX
15 – E-MAIL cbd .ri@paodeacucar.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Fernando Queiroz Tracanella	2 - FULL ADDRESS Av. Brigadeiro Luís Antônio, 3142
3 – SUBURB OR DISTRICT Jardim Paulista	4 - ZIP CODE 01402-000		5 – MUNICIPALITY SÃO PAULO	6 – STATE SP
7 – AREA CODE 011	8 – TELEPHONE 3886-0421	9 – TELEPHONE	10 - TELEPHONE	11 – TELEX
12 - AREA CODE 011	13 – FAX 3884-2677	14 – FAX	15 - FAX
16 - E-MAIL cbd.ri@paodeacucar.com.br

01.04 – GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2005	12/31/2005	2	4/1/2005	6/30/2005	1	1/1/2005	03/31/2005
9 - AUDITOR Ernst & Young Auditores Independentes S/S						10-CVM CODE 00471-5
11-NAME OF RESPONSIBLE PARTNER Sergio Ricardo Romani						12-INDIVIDUAL TAXPAYERS' REGISTRATION - CPF 728.647.617-34

01.05 – CAPITAL COMPOSITION

Number of shares (THOUSAND)	Current Quarter 06/30/2005	Prior quarter 03/31/2005	Same quarter in prior year 06/30/2004
Subscribed Capital
1 – Common	49,839,926	63,470,811	63,470,811
2 – Preferred	63,682,313	50,051,428	50,051,428
3 – Total	113,522,239	113,522,239	113,522,239
Treasury Stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and others
2 - SITUATION Operating
3 - SHARE CONTROL NATURE Private national
4 - ACTIVITY CODE 119 – Supermarkets
5 – MAIN ACTIVITY Retail Trade
6 - CONSOLIDATION TYPE Partial
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – NAME
01	06.048.737/0001-60	NOVA SAPER PARTICIPAÇ;ÕES LTDA

01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 - DATE APPROVED	4 –YIELD	5 - DATE OF PAYMENT	6 - TYPE OF	7 – YIELD PER
01	Board Meeting	04.29.2005	Dividends	06.22.2005	ON	0.0007513800
02	Board Meeting	04.29.2005	Dividends	06.22.2005	PN	0.0008265200

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN CURRENT YEAR

1 – ITEM	2 – CHANGE DATE	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - CHANGE AMOUNT (IN THOUSANDS OF REAIS)	5 - CHANGE NATURE	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)
01	04/29/2005	3,673,795	164,374	Income Reserve	0	0.0000000000

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE 08/08/2005	2 – SIGNATURE

A free translation from Portuguese into English of quarterly financial information prepared in Brazilian currency in  accordance with the accounting practices adopted in Brazil and specific norms issued by IBRACON, CFC and CVM

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporation
QUARTERLY FINANCIAL INFORMATION (ITR)	Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2005

01.01 - Identification

1 - CVM CODE 01482-6	2 – Name COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 – Brazilian Revenue Service Registry of Legal Entities - CNPJ 47.508.411/0001-56

02.01 - Balance Sheet - Assets (Thousands of reais)

1 - CODE	2 – Description	3 – 6/30/2005	4 - 3/31/2005
1	Total assets	8,506,535	8,833,952
1.01	Current assets	1,920,674	2,405,628
1.01.01	Available funds	218,416	573,014
1.01.01.01	Cash and banks	45,598	53,558
1.01.01.02	Financial investments	172,818	519,456
1.01.02	Receivables	955,614	1,020,657
1.01.02.01	Trade accounts receivable	370,463	405,203
1.01.02.02	Advances to suppliers and employees	42,763	31,002
1.01.02.03	Taxes recoverable	371,206	393,463
1.01.02.04	Other receivables	171,182	190,989
1.01.03	Inventories	712,751	771,586
1.01.04	Other	33,893	40,371
1.01.04.01	Prepaid expenses	33,893	40,371
1.02	Long-term receivables	1,297,428	1,177,040
1.02.01	Sundry receivables	483,274	436,896
1.02.01.01	Receivables securitization fund	170,278	165,743
1.02.01.02	Deferred income tax	82,904	75,367
1.02.01.03	Judicial deposits	179,088	172,662
1.02.01.04	Other accounts receivable	47,773	19,295
1.02.01.05	Prepaid expenses	3,231	3,829
1.02.02	Receivables from related companies	814,154	740,144
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	814,154	740,144
1.02.02.02.01	Subsidiary companies	814,154	740,144
1.02.02.03	Other related companies	0	0
1.02.03	Other	0	0
1.03	Permanent assets	5,288,433	5,251,284
1.03.01	Investments	1,023,126	1,022,219
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	1,023,126	1,022,160
1.03.01.03	Other	0	59
1.03.01.03.01	Investments in Other Companies	0	59
1.03.02	Property and equipment	3,814,333	3,750,055
1.03.02.01	Land	814,609	808,875
1.03.02.02	Buildings	1,841,885	1,834,967
1.03.02.03	Building improvements	640,039	610,712
1.03.02.04	Equipment	301,882	300,530
1.03.02.05	Installations	77,248	76,686
1.03.02.06	Furniture and fixtures	82,808	79,044
1.03.02.07	Vehicles	890	1,107
1.03.02.08	Work in Progress	51,329	34,295
1.03.02.09	Other	3,643	3,839
1.03.03	Deferred charges	450,974	479,010

02.02 - Balance Sheet - Liabilities and Shareholders' Equity (Thousands of reais)

1 - CODE	2 – Description	3 – 6/30/2005	4 – 3/31/2005
2	Total liabilities and shareholders' equity	8,506,535	8,833,952
2.01	Current liabilities	2,063,552	2,147,687
2.01.01	Loans and financing	852,224	608,316
2.01.02	Debentures	65,028	44,580
2.01.03	Suppliers	786,322	1,059,945
2.01.04	Taxes, charges and contributions	75,514	62,658
2.01.04.01	Taxes on sales	1,671	356
2.01.04.02	Tax installments	44,278	43,334
2.01.04.03	Provision for income tax	29,565	18,968
2.01.05	Dividends payable	4,905	89,059
2.01.06	Provisions	51,134	50,783
2.01.06.01	Provision for net capital deficiency	51,134	50,783
2.01.07	Payables to related companies	27,627	36,252
2.01.07.01	Payables to related companies	27,627	36,252
2.01.08	Other liabilities	200,798	196,094
2.01.08.01	Salaries and related contributions	125,683	110,221
2.01.08.02	Public services	4,236	4,530
2.01.08.03	Rents	13,799	13,793
2.01.08.04	Advertising	2,821	2,731
2.01.08.05	Insurance	720	4,414
2.01.08.06	Purchase of assets	11,921	5,125
2.01.08.07	Other accounts payable	41,618	55,280
2.02	Long-term liabilities	2,270,093	2,577,537
2.02.01	Loans and financing	516,529	835,338
2.02.02	Debentures	401,490	401,490
2.02.03	Provisions	0	0
2.02.04	Payables to related companies	0	0
2.02.05	Other liabilities	1,352,074	1,340,709
2.02.05.01	Provision for contingencies	934,934	909,013
2.02.05.02	Tax installments	309,946	314,175
2.02.05.03	Purchase of assets	3,193	3,146
2.02.05.04	Others	104,001	114,375
2.03	Deferred income	0	0
2.05	Shareholders' equity	4,172,890	4,108,728
2.05.01	Paid-up capital	3,673,795	3,509,421
2.05.02	Capital reserves	0	0
2.05.02.01	Tax Incentives	0	0
2.05.02.02	Subscription bonus	0	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	499,095	599,307
2.05.04.01	Legal	105,948	105,948
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	4,069	4,069
2.05.04.05	Retention of profits	148,618	341,353
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	240,460	147,937
2.05.04.07.01	Reserve for expansion	240,460	147,937
2.05.05	Retained earnings/accumulated deficit	0	0

03.01 - STATEMENT OF INCOME FOR THE QUARTER (Thousands of reais)

1 – CODE	2 – DESCRIPTION	3 – 04/01/2005 to 06/30/2005	4 – 01/01/2005 to 06/30/2005	5 – 04/01/2004 to 06/30/2004	6 – 01/01/2004 to 06/30/2004
3.01	Gross sales and/or services	2,666,917	5,455,386	2,594,831	5,140,091
3.02	Deductions	(465,122)	(962,427)	(499,488)	(964,441)
3.03	Net sales and/or services	2,201,795	4,492,959	2,095,343	4,175,650
3.04	Cost of sales and/or services rendered	(1,539,896)	(3,183,835)	(1,473,450)	(2,961,090)
3.05	Gross profit	661,899	1,309,124	621,893	1,214,560
3.06	Operating (expenses) income	(572,010)	(1,142,236)	(544,355)	(1,111,622)
3.06.01	Selling	(364,325)	(728,176)	(328,719)	(650,631)
3.06.02	General and administrative	(71,400)	(146,627)	(84,075)	(174,912)
3.06.03	Financial	(36,184)	(75,996)	(31,116)	(95,425)
3.06.03.01	Financial income	95,440	176,471	81,413	148,774
3.06.03.02	Financial expenses	(131,624)	(252,467)	(112,529)	(244,199)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(105,499)	(204,219)	(98,275)	(188,323)
3.06.05.01	Other taxes and charges	(9,296)	(17,783)	(8,087)	(16,519)
3.06.05.02	Depreciation and amortization	(95,843)	(187,519)	(90,616)	(176,588)
3.06.05.03	Gain (loss) on investment in subsidiary company	(360)	1,083	428	4,784
3.06.06	Equity in the results of subsidiary and associated companies	5,398	12,782	(2,170)	(2,331)
3.07	Operating profit	89,889	166,888	77,538	102,938
3.08	Nonoperating results	4,829	2,671	(323)	(194)
3.08.01	Revenue	4,829	4,829	0	129
3.08.02	Expenses	0	(2,158)	(323)	(323)
3.09	Income before taxation and profit sharing	94,718	169,559	77,215	102,744
3.10	Provision for income tax and social contribution	(34,593)	(53,561)	(19,644)	(24,072)
3.11	Deferred income tax	7,537	9,402	648	7,452
3.12	Statutory profit sharing and contributions	(3,500)	(3,500)	0	0
3.12.01	Profit sharing	(3,500)	(3,500)	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders' equity	0	0	0	0
3.15	Net income for the quarter/six-month period	64,162	121,900	58,219	86,124
	Number of shares, ex-treasury (in thousands)	113,522,239	113,522,239	113,522,239	113,522,239
	Net income per share	0.00057	0.00107	0.00051	0.00076
	Loss per share

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)

1. Operations

Companhia Brasileira de Distribuição ("Company") operates primarily as a retailer of food, apparel, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores primarily under the trade names "Pão de Açúcar", "Extra", "Barateiro", "Comprebem", "ExtraEletro" and “Sendas”. At June 30, 2005, the Company had 553 stores in operation (546 stores in March 31, 2005), of which 372 are owned by the Company, 7 stores are operated by the subsidiary Novasoc Comercial Ltda., ("Novasoc"), 60 stores are operated by the subsidiary Sé Supermercados Ltda., ("Sé"), 8 stores are operated by the subsidiary Companhia Pernambucana de Alimentação ("CIPAL") and 106 stores are operated by Sendas Distribuidora S.A. ("Sendas Distribuidora").

On December 3, 2003, an Investment and Association Agreement was entered into with Sendas S.A. ("Sendas"). As a result of such agreement, on February 1, 2004, the subsidiary Sendas Distribuidora, which concentrates retailing activities of the Company and of Sendas in the State of Rio de Janeiro, began its operations.

According to the relevant fact disclosed on July 27, 2004, a Memorandum of Understanding was executed between Banco Itaú Holding Financeira S.A. ("Itaú") and the Company, for partnership formation with the creation of a new financial institution in the market named Financeira Itaú CBD S.A. ("FIC"). This financial institution deals in structuring and trading of financial and related products and services for CBD customers, on an exclusiveness basis. See Note 7 (d).

At April 29, 2005, the Company and the São Paulo Coffee and Citrus Grower Cooperative (“COOPERCITRUS”) entered into an agreement for leasing of commercial establishments, comprising 7 stores and 3 fuel stations located in the mid-west region of the State of São Paulo. The final format of the transaction with COOPERCITRUS is under analysis.

2. Significant Accounting Policies and Consolidation Criteria

The quarterly information is the responsibility of the Company’s management and has been prepared in accordance with the provisions established by the Brazilian Corporation Law and specific norms issued by the Brazilian Securities Commission (CVM), based on the same accounting principles and practices used for preparing annual financial statements.

Investments corresponding to the equity in the results of investees, and intercompany transactions have been eliminated on consolidation of the financial information of the Company and its subsidiaries Novasoc, Sé, CIPAL, Sendas Distribuidora, Pão de Açúcar Fundo de Investimento em Direitos Creditórios ("Securitization Fund"), Otimix and Versalhes Comércio de Produtos Eletrônicos Ltda. (“Versalhes”).

In accordance with CVM Instruction No. 408/2004, the Company has included the Securitization Fund on consolidation of its quarterly information at June 30, 2005 and March 31, 2005. Accordingly, certain modifications have been made to the June 30, 2004 and March 31, 2004 consolidated statement of income, presented for comparative purposes, thereby including the Securitization Fund amounts as of that date. The Securitization Fund’s results of operation were consolidated in net financial income/expenses. See Note 3 (b).

In accordance with CVM Instruction No. 247/96, financial information of the subsidiary Nova Saper Participações Ltda. ("Nova Saper") has not been included in the consolidated financial reporting of the Company, given that it does not represent any significant change to the consolidated economic unit.

The subsidiary Sendas Distribuidora has been fully consolidated, based on the shareholders’ agreement whereby it is incumbent on the Company to conduct the operational and administrative management, as well as to have prevailing decision when electing or removing officers. Equity investment takes into consideration an equity interest of 42.57% of the capital.

2. Significant Accounting Policies and Consolidation Criteria - Continued

In preparing financial information, the use of estimates for determining and recording certain assets, liabilities, and other transactions is required. These financial information, Parent company and Consolidated, include therefore various estimates, the main ones related to determination of useful lives of property and equipment items, provisions for contingencies, provisions for income tax and other similar items. The final results of these transactions and information, when the respective realization occurs in subsequent periods, could differ from these estimates.

3. Trade Accounts Receivable

a) Composition

	Parent Company		Consolidated

	06.30.2005	03.31.2005	06.30.2005	03.31.2005

Current
Credit card	143,949	144,795	192,100	216,215
Customer credit financing	144,612	115,120	156,999	124,146
Sales vouchers and others	6,719	43,927	13,744	51,295
Installment sales	12,080	16,861	23,743	31,251
Accounts receivable - parent and
subsidiaries	77,902	93,122	-	-

Allowance for doubtful accounts	(14,799)	(8,622)	(17,526)	(10,431)

	370,463	405,203	369,060	412,476

Accounts receivable – Securitizaton Fund	-	-	633,358	698,871
Allowance for doubtful accounts	-	-	(5,564)	(10,497)

	-	-	627,794	688,374

	370,463	405,203	996,854	1,100,850

Noncurrent
Customer credit financing and others	47,773	19,295	49,014	20,120
Accounts receivable - Paes Mendonça	-	-	295,304	296,227

	47,773	19,295	344,318	316,347

Credit card sales are paid in installments of up to 12 months.

3. Trade Accounts Receivable -- Continued

a) Composition -- Continued

Installment sale operations are subject to prefixed interest of up to 5.5% (03.31.2005 – up to 5.5%) per month, with maturity of up to 24 months. Installment sales represent post-dated checks which, at quarter end, accrue fixed interest of up to 6.9% per month (6.5% in 03.31.2005) for settlement in up to 60 days.

Customer credit financing operations and installment sales are recorded by values net of the financial charges mentioned.

Accounts receivable from subsidiaries (Novasoc, Sé, CIPAL, Sendas Distribuidora and Versalhes) relate to sales of merchandise by the Company, to supply the subsidiaries´ stores. Sale of merchandise by the Company´s distribution center to subsidiaries were substantially carried out at cost.

Accounts receivable - Paes Mendonça - relate to accounts receivable for the payment of liabilities by the subsidiary Novasoc. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by goodwill of certain stores currently operating. Maturity of accounts receivable is linked to lease agreements, mentioned in Note 7 (b).

The allowance for doubtful accounts is based on average actual losses in previous periods complemented by management's estimate of probable future losses on outstanding receivables:

3. Trade Accounts Receivable --Continued

a) Composition -- Continued

	Parent Company		Consolidated

	06.30.2005	03.31.2005	06.30.2005	03.31.2005

Customer credit financing	(12,259)	(6,870)	(14,174)	(7,998)
Installment sales (post-dated checks)	(2,308)	(1,752)	(2,718)	(2,433)
Other trade accounts receivable	(232)	-	(634)	-

	(14,799)	(8,622)	(17,526)	(10,431)
Accounts Receivable – Securitizaton
Fund	-	-	(5,564)	(10,497)

	(14,799)	(8,622)	(23,090)	(20,928)

The basic policies for establishing this allowance are as follows:

Retail

.. Customer credit financing - based on historical loss indices over the past 12 months; the receivables overdue for more than 180 days are recorded against the allowance.

.. Installment sales (post-dated checks) - based on the historical average indices of checks returned and recoveries over the past 12 months; bounced checks are recorded against the allowance after all legal procedures have been exhausted.

.. Credit card and sales vouchers - an allowance for doubtful accounts is not required as credit risks are substantially assumed by third parties.

3. Trade Accounts Receivable -- Continued

a) Composition -- Continued

Securitization Fund

.. The allowance is set up based on the credit portfolio assessment as well as on criteria defined by the Fund regulation (described below), and is considered sufficient to cover possible losses on realization of receivables overdue.

.. For credit card and food purchase ticket receivables, beginning on the 4th (fourth) day after the maturity date inclusive, 100% of the amount receivable is recorded as loss. For check receivables, loss is recorded beginning on the 16th day after the maturity date.

.. For direct consumer credit (DCC), 100% of the amount receivable is recorded as loss beginning on the 30th day after the maturity date.

b) Receivables securitization fund

The Pão de Açúcar Receivables Securitization Fund (“Fund”), set up on September 19, 2003, is managed by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities ("Concórdia") and is a securitization fund of receivables of the Company and its subsidiaries. At June 30, 2005, the Company held 2,439 subordinate shares of the Securitization Fund, equivalent to R$ 170,278, with a unit value of R$ 69.81 (2,439 shares equivalent to R$ 165,743, with unit value of R$ 67.90 as of March 31, 2005), representing 20.2% of the total Securitization Fund shares, the remaining shares of which are held by third parties.

The risk classification attributed to the fund is AA(bra), carried out by Fitch Ratings (Not reviewed).

Characteristics of the fund shares:

3. Trade Accounts Receivable -- Continued

b) Receivables securitization fund -- Continued

Types of shares	Quantity	Earnings	Redemption date

Senior A	5,826	103 to 105% of CDI	07/04/2008
Senior B	4,300	101% of CDI	07/04/2008
Subordinate (*)	2,439	(*)

Total	12,565

Fund earnings: The fund seeks profitability (benchmark), in the average and long-term, varying between 105%, 103% and 101% of the average daily rate of 01 (one) day Interbank Deposits. Should the fund reach the previously-defined benchmark, all exceeding profitability will be attributed to subordinate shares only, reason why the value of such shares may differ from the senior shares value.

(*)	The effects of the default in any of the credit rights acquired by the fund and of any losses experienced by the fund will be attributed to subordinate shares until the limit equivalent to the total sum of such shares. Once said sum has been exceeded, the default will impact the senior shares. Subordinate shares may only be amortized or redeemed after amortization or redemption of the senior shares.

The Fund financial statements for the quarter ended June 30, 2005 and March 31, 2005 were reviewed by other independent auditors, who issued an unqualified special review report and an unqualified opinion dated April 19, 2005 and July 29, 2005, respectively.

The summarized Fund balance sheet as of June 30, 2005 and March 31, 2005 is shown below:

3. Trade Accounts Receivable -- Continued

b) Receivables securitization fund -- Continued

	06.30.2005	03.31.2005

Assets
Available funds	216,767	121,384
Accounts receivable	633,358	698,871
Allowance for doubtful Accounts	(5,564)	(10,497)
Other	1	9

Total of assets	844,562	809,767

Liabilities
Accounts payable	201	280
Equity	844,361	809,487

Total of liabilities	844,562	809,767

With the consolidation of the Fund, senior shares were recorded as "Redeemable securitization fund shares", in “Noncurrent liabilities”, in the amount of R$ 674,083 at June 30, 2005 (R$ 643,744 at March 31, 2005).

4. Inventories

	Parent company		Consolidated

	06.30.2005	03.31.2005	06.30.2005	03.31.2005

Stores	464,109	476,357	693,054	699,615
Distribution centers	248,642	295,229	290,806	349,862

	712,751	771,586	983,860	1,049,477

5. Taxes Recoverable

The balances of taxes recoverable at June 30, 2005 and March 31, 2005 refer basically to credits from IRRF (Withholding Income Tax), PIS (Social Integration Program Tax), Cofins (Social Contribution on Revenues), ICMS (State Value-Added Tax) recoverable, among others.

6. Balances and Transactions with Related Parties

	Balances				Transactions

		Trade				Interest
	Accounts	commissions		Services		of 4th	Net	Dividends
	Receivable	receivable	Proposed	rendered	Net	issue	Financial	Paid
Company	(Payables)	(payable)	dividends	and rents	Sales	debentures	Income

Pão de Açúcar
S.A.
Industria e
Comércio	(298)	-	(4,905)	-	-	-	-	(30,092)
Casino Guichard
Perrachon
("Casino")	-	-	-	-	-	1,200	-	(22,694)
Península
Participações
Ltda.	-	-	-	-	-	-	-	(4,859)
Novasoc	16,180	(24,069)	-	3,706	89,572	-	-	-
Sé	31,655	562,653	-	8,098	206,616	-	-	-
CIPAL	3,464	(3,558)	-	967	124,902	-	-	-
Sendas
Distribuidora	24,703	248,777	-	53,150	21,358	-	15,790	-
Versalhes	(22,257)	537	-	-	(17,490)	-	-	-
Others	-	2,187	-	7,381	-	-	-	(2,755)

Balance at
06.30.2005	53,447	786,527	(4,905)	73,302	424,958	1,200	15,790	(60,400)

Balance at
03.31.2005	90,154	703,892	(65,305)	36,477	222,919	587	2,827	-

6. Balances and Transactions with Related Parties -- Continued

Accounts receivable and sale of goods relate to the supply of stores, mainly of Novasoc, Sé, CIPAL and Sendas Distribuidora, by the Company's distribution center and were made substantially at cost; the remaining transactions with related parties are carried out at usual market prices and conditions. The trade commission contracts with related parties are subject to financial charges equivalent to the administration fee on such trade commissions.

(i) Related-party financing

In November 2000, the Casino Group subscribed 41,962 convertible fourth issue debentures of the Company, of a total of 100 thousand convertible debentures. Expenses with accrued interest related to such debentures amounted to R$ 613 for the quarter ended in June 30, 2005 (R$ 587 at first quarter of 2005).

(ii) Leases

CBD leases 22 properties from the Diniz family. In the quarter ended in June 30, 2005, such leases totaled R$ 3,601 (R$ 3,780 in the first quarter of 2005).

Sendas Distribuidora leases 57 properties from the Sendas family and 7 properties from CBD. During the quarter ended in June 30, 2005, the total lease paid amounted to R$ 8,884 and R$ 1,200 (R$ 8,924 and R$ 1,290 in the first quarter of 2005), respectively.

The leases were taken out under terms similar to those that would have been established had they been taken out with non-related parties.

(iii)Right of use of the Goodlight brand

In the second quarter of 2005, the Company paid the amount of R$ 57 (R$ 57 in the first quarter of 2005) for the right of use of the Goodlight brand, owned by a shareholder of the Company.

6. Balances and Transactions with Related Parties -- Continued

(iv) Apportionment of corporate expenses

Apportioned costs will be passed on to subsidiaries and affiliated companies by the amount effectively incurred with such services.

7. Investments

a) Information on investments at June 30, 2005

				Shareholders´	Net income
				equity	(loss)
	Shares			(capital	for the
	Held	Holding - %	Capital	deficiency)	year

Novasoc	1,000	10.00	10	(51,124)	(340)
Sé	996,806,689	89.99	996,826	915,243	6,701
Sendas Distribuidora	450,001,000	42.57	835,677	711,771	(26,470)
Nova Saper	36,362	99.99	0.4	100	-
Versalhes	10,000	100.00	10	(10)	(20)

b) Changes in investments

			Equity		Transfer to
	Balances at		Accounting	Goodwill	Provision for	Balances at
	03.31.2005	Addition	Gain (loss)	Amortization	Capital deficiency	06.30.2005

Novasoc	-	-	(340)	-	340	-
Versalhes	-	10	(20)	-	10	-
Sé	996,018	-	6,029	(4,465)	-	997,582
Sendas
Distribuid.	24,019	-	(678)	-	-	23,341
Nova Saper	2,123	-	-	(26)	-	2,097
Others	59	-	47	-	-	106

Parent
Company	1,022,219	10	5,038	(4,491)	350	1,023,126

Consolidated	259,901	-	(5,370)	(4,542)	-	249,989

7. Investments -- Continued

b) Changes in investments -- Continued

Goodwill on business acquisition and formation is supported by independent experts’ reports, based mainly on expected future profitability and surplus of property and equipment items, and will continue to be amortized over periods consistent with the earnings projections of the stores acquired and/or with the depreciation of the assets on which they were originally based, when applicable, limited to ten years. For Investments merged, the amounts referring to expected future profitability were transferred to “Deferred charges” (Note 9)

Novasoc: Novasoc has, currently, 18 lease agreements with Paes Mendonça which mature in five years, and which may be extended twice for similar periods through notification to the leaseholder, with final maturity in 2014. During the term of the contract, the shareholders of Paes Mendonça cannot sell their shares without the prior and express approval of Novasoc. Paes Mendonça continues to exist and is by contract fully and solely responsible for all and any tax, labor, social security, commercial and other liabilities.

Under the articles of incorporation of Novasoc, the distribution of its net income need not be proportional to the holding of each shareholder in the capital of the company. As from the shareholders´ meeting, it was agreed that the Company would participate in 99.98% of Novasoc's results as from 2000.

On June 30, 2005, the subsidiary Novasoc had negative shareholders' equity (net capital deficiency). However, because its operating continuity and future economic feasibility are assured by the parent company, the Company recorded R$ 51,124 (R$ 50,783 - March 31, 2005), in “Provision for net capital deficiency” to recognize obligations to the creditors.

7. Investments -- Continued

c) Investment agreement – CBD and Sendas

In february of 2004, based on the Investment and Association Agreement, the companies CBD and Sendas S.A. constitute, by means of transfer of assets, rights and liabilities, a new company known as Sendas Distribuidora S.A., with the objective of operating in the retailing market in general, through the association of operating activities of both networks in the State of Rio de Janeiro. The shareholding of CBD in Sendas Distribuidora at June 30, 2005 corresponded to 42.57% of total capital. It is incumbent on CBD to conduct the operating and administrative management of the new company, through its Executive Board, in addition to its prevailing decision when electing or removing directors from their office. Based on the Shareholders’ Agreement, beginning February 1, 2007, Sendas S.A. may at its sole option exercise its right to barter its paid-in capital shares, in total or in part, for preferred shares of the capital stock of the Company.

(i) Capital subscription by the AIG Group

With a view to reducing net indebtedness and strengthening the capital structure of the subsidiary Sendas Distribuidora, on November 30, 2004, the parent Company CBD and investment funds of the AIG Group ("AIG") entered into an agreement through which AIG invested the amount of R$ 135,675 in Sendas Distribuidora, by means of subscription and payment of 157,082,802 Class B preferred shares, issued by Sendas Distribuidora, representing 14.86% of its capital.

As per the above agreement, CBD and AIG mutually grant reciprocal call and put options of shares acquired by AIG from Sendas Distribuidora, which may be exercised in approximately 4 years.

7. Investments -- Continued

b) Investment agreement – CBD and Sendas – Continued

(i) Capital subscription by the AIG Group -- Continued

Upon exercising the referred to options, the shares issued by Sendas Distribuidora will represent an AIG credit against CBD that may be used to subscribe up to 3,000,000,000 (three billion) preferred shares issued by CBD, which will be created in a future capital increase. The price of the future issuance of preferred shares issued by CBD will be set based on market value at the time of issuance, and the share amount issued will enable the subscription by AIG in the maximum amount referred to above and by other CBD shareholders.

The AIG share value is based on a formula that considers the Sendas Distribuidora EBITDA multiples, as defined in the Association Agreement. At June 30, 2005, total interest amounted to R$ 93,645, which, translated into the average quotation of CBD shares on the São Paulo Stock Exchange (Bovespa) in the last week of June 2005, would be equivalent to a total of 1,845,367,000 Company shares, less than the minimum of 2,000,000,000 shares to be exercised.

With the above transaction, CBD and its subsidiaries now hold 42.57% of the total Sendas Distribuidora capital.

ii) CADE (Administrative Council for Economic Defense)

On March 5, 2004, Sendas Distribuidora shareholders entered into an Operation Reversibility Agreement related to the association between CBD and Sendas S.A. in the State of Rio de Janeiro, which establishes conditions to be observed until the final decision on the takeover process, such as the continuance, totally or partially, of the stores under Sendas Distribuidora responsibility, maintenance of the work posts in accordance with the average gross billing by employee of the five largest supermarket networks, non-reduction of the term of current lease agreements, among others.

Shareholders, based on the opinion of their legal advisors and on the normal procedural steps of the process, believe that the association will be approved by the CADE.

7. Investments -- Continued

d) Investment agreement – CBD and Itaú

Miravalles Empreendimentos e Participações S.A. ("Miravalles"), company set up in July 2004 and owner of exploitation rights of the Company´s financial activities, received funds from Itaú related to capital subscription, and now holds the equivalent to 50% of such company. Subsequently, with capital in the amount of R$ 150,000, Miravalles set up Financeira Itaú CBD S.A. – FIC, a company which will structure and trade financial products, services and related items exclusively to CBD customers.

The subscription made by Itaú in Miravalles resulted in a gain by dilution of shareholding, in the amount of R$ 380,444. Such gain was reduced by the disposal of certain assets related to the operation of provisions of implementation costs for start-up of operations and from the installment subject to performance goals during the next five years. In this quarter, the Company achieved 17% of the total performance goals, totaling the equivalent to 37% until June 30, 2005, with a remaining balance of R$ 104,001 in the account “Other accounts payable”.

On October 27, 2004, definitive operating agreements were signed, and Miravalles, by means of spin-off, transferred to Otimix Empreendimentos e Participações Ltda., wholly-owned subsidiary of Sé, which is controlled by the Company, funds totaling R$ 309,007.

The present association will result in operating synergies and will enable the expansion and improvement of the current offer of services and products to CBD customers, including, among others, Private Label Credit Cards (Own label: restricted use within CBD stores), credit card company cards with widespread acceptance, direct credit to consumers and personal loans. The operating management of FIC is under Itaú responsibility.

The partnership will last for a term of 20 years, which may be extended.

The financial statements of Miravalles for the periods ended June 30 and March 31, 2005 were reviewed by other independent auditors, who issued a limited review report with no changes, dated April 25 and July 22, 2005, respectively.

8. Property and Equipment

Additions to property and equipment:

	Parent Company		Consolidated

	Quarter ended

	06.30.2005	06.30.2004	06.30.2005	06.30.2004

Additions (i)	131,756	112,105	195,182	132,091
Capitalized Interest (ii)	5,843	6,695	10,357	6,695

	137,599	118,800	205,539	138,786

(i) Additions made by the Company relate to purchases of operating assets, acquisition of land and buildings to expand activities, construction of new stores, modernization of existing distribution centers, refurbishment of various stores and investment in information technology.

(ii) In accordance with CVM Resolution No. 193/96, during construction or renovation of Company stores, interest and financial charges arising from underlying loans and financing obtained from third parties, directly or indirectly attributable to the acquisition, construction and operational expansion process, are capitalized. Interest and financial charges are allocated to income over periods consistent with the depreciation of the corresponding assets.

9. Deferred Charges

	Balances at				Balances at
	03.31.2005	Additions	Disposals	Amortizations	06.30.2005

Parent Company
Goodwill	459,863	760	(5,419)	(17,412)	437,792
Pre-operating
expenses and other	19,147	-	-	(5,965)	13,182

Total	479,010	760	(5,419)	(23,377)	450,974

Subsidiaries
Goodwill	547,933	700	-	(7,778)	540,855
Pre-operating
expenses and other	9,915	-	-	(5,142)	4,773

Total	557,848	700	-	(12,920)	545,628

Total Consolidated	1,036,858	1,460	(5,419)	(36,297)	996,602

a) Goodwill

Upon the merger of subsidiaries, the amounts originally recorded under investments – as goodwill based mainly on expected future profitability, were transferred to Deferred charges, and will continue to be amortized over periods consistent with the earnings projections on which they were originally based, limited to 10 years.

b) Pre-operating expenses and other

Refer to pre-operating expenses (including employee salaries, training and rent) which were deferred until the stores in construction and/or refurbishment began operating normally, and are amortized over a period of up to five years.

10. Loans and Financings

		Parent company		Consolidated

	Annual financial charges	06.30.2005	03.31.2005	06.30.2005	03.31.2005

Current
Local currency
BNDES (i)	Exchange variation + 3.5 to 4.1%	20,335	23,645	20,335	23,645
	TJLP + 1 to 4.1%	125,126	133,221	125,126	133,221

Working capital (ii)	TJLP + 3.5% to 7% of CDI	508	713	508	1,407
	Weighted average rate of 102.7% of
	CDI	142,996	-	142,996	-

Foreign currency with swap for reais

Working capital (ii)	Weighted average rate of 103.1%
	of CDI (102.5% of CDI in March
	31, 2005)	561,651	445,860	600,265	493,878

Imports	Exchange variation	1,608	4,877	2,354	8,476

		852,224	608,316	891,584	660,627

Noncurrent
Local currency
BNDES (i)	Exchange variation + 3.5 to 4.1%	42,344	54,080	42,344	54,080
	TJLP + 1 to 4.1%	187,913	212,290	187,913	212,290

Working capital (ii)	TJLP + 3.5% to 7%	212	294	212	657

Foreign currency with swap for reais

Working capital (ii)	Weighted average rate of 103.9%
	of CDI (103.4% of CDI in March
	31, 2005)	286,060	568,674	845,627	1,018,222

		516,529	835,338	1,076,096	1,285,249

10. Loans and Financing (Continued)

Noncurrent financings fall due as follows:

	Parent company		Consolidated

	06.30.2005	03.31.2005	06.30.2005	03.31.2005

2006	61,161	389,225	61,161	424,237
2007	366,383	355,101	512,010	494,100
2008	45,671	46,618	334,589	322,518
2009	42,589	43,564	42,589	43,564
2010 onwards	725	830	125,747	830

	516,529	835,338	1,076,096	1,285,249

(i) On November 11, 2003, the Company obtained a new credit line with BNDES (National Bank for Economic and Social Development), in the amount of R$ 325,420. Until June 30, 2005, funds amounting to R$ 230,511 had been received (R$ 230,511 until 03.31.2005). The loans bear interest of 4.1% p.a. above the Long-Term Interest Rate – TJLP (76% of the credit line) or above the basket of foreign currencies of BNDES (19% of the credit line) and 1% p.a. above the TJLP (5% of the credit line), and is being appropriated on a monthly basis. Payments will be made in 60 monthly installments.

The agreements with BNDES require that the Company comply with certain consolidated ratios as follows: (i) capitalization ratio (shareholders' equity/total assets) equal or higher than 0.40 and (ii) liquidity ratio (current assets/current liabilities) equal or higher than 1.05, in addition to use of these funds in the Company's program of investments for construction and/or refurbishment of stores and purchase of equipment. An effective control of the follow-up of the restrictive clauses is maintained by Management, and clauses have been complied with. The Parent company has offered guarantee, being jointly responsible until the contracts are settled.

10. Loans and Financing -- Continued

(ii) The working capital loans are basically funds obtained with prefixed financial charges and are used to finance direct consumer credit transactions, mainly customer credit financing and post-dated checks, as well as for acquisitions, constructions and operating expansion.

In order to reduce the impacts of exchange rate fluctuations on loans in foreign currency, the Company contracts swap transactions linked to the CDI interest rate.

Working capital loans are guaranteed by promissory notes and shareholder sureties.

11. Debentures

Composition of outstanding debentures:

			Annual
		Number	financial
	Type	outstanding	charges	06.30.2005	03.31.2005

4th issue – sole series	Floating	99,908	TJLP + 3.5%	46,041	44,580
5th issue – 1st series	Floating	40,149	CDI + 0.95%	420,477	401,490

Parent company – current
and noncurrent				466,518	446,070

Noncurrent liabilities				(401,490)	(401,490)

Current liabilities				65,028	44,580

Noncurrent debentures mature in 2007.

11. Debentures -- Continued

The Board of Directors, during meeting held on September 9, 2004, determined the renegotiation of debentures of the 5th issue, and the following remuneration conditions were established, which will be effective during the new remuneration term (as defined below):

(i) The new remuneration term of debentures will correspond to the period beginning on October 1, 2004 and ending on the debenture maturity date, that is, October 1, 2007;

(ii) Remuneration of debentures in the new remuneration term will bear interest on the unit nominal value, as from October 1, 2004, based on the average Interbank Deposit (DI) rates, plus 0.95% (ninety-five hundredths percent) spread per year;

(iii) The payment of the debenture remuneration will be carried out on a half-yearly basis, on April 1, 2005, October 1, 2005, April 1, 2006, October 1, 2006, April 1, 2007 and October 1, 2007;

(iv) Debentures will not be object of renegotiation until the maturity date.

The Company commits itself to maintain, during the term of 1st. series of the 5th issue debentures, and as long as there are outstanding debentures:
- Consolidated net debt no higher than shareholders' equity and,
- Maintenance of a ratio between the consolidated net debt and consolidated EBITDA less than or equal to 4.

12. Provision for Contingencies

CBD and its subsidiaries are parties to tax, civil and labor proceedings both at administrative and judicial levels, some of which are supported by judicial deposits. The estimation process used to record the provision for contingencies is developed by the Company’s management based on the opinion of its legal advisors. That provision is recorded when those legal advisors state the possibility of loss is probable. The provision for contingencies is broken down as follows:

	Parent company		Consolidated

	06.30.2005	03.31.2005	06.30.2005	03.31.2005

Social Contribution on
Revenues (COFINS) and Social
Integration Program (PIS) (i)	815,349	790,070	861,329	834,692
Income tax (ii)	-	10,854	-	10,854
Labor claims (iii)	54,880	50,735	60,329	55,835
Civil suits and other	64,705	57,354	70,871	64,475

	934,934	909,013	992,529	965,856

(i) The provision for COFINS and PIS includes disputed amounts (not paid), which are restated by SELIC (Special System for Settlement and Custody). These amounts are related to the claims that the Company is disputing to have the right to not apply law 9.718/98, instead of permitting it to determine the payment of COFINS under the terms of Complementary Law 70/91 (2% of revenue) and of PIS under Law 9.715/98 (0.65% of revenue) as from February 1, 1999.

(ii) Provision for income tax contingencies, monetarily restated, related to the questioning of the “Plano Verão” was fully settled in June 2005.

12. Provision for Contingencies -- Continued

(iii) The Company records a provision for labor contingencies in amounts deemed sufficient to cover potential losses on ongoing disputes based, among others, on historical losses incurred by the Company in similar cases.

13. Taxes in Installments

Due to unfavorable rulings to other taxpayers on similar cases, the Company decided to withdraw certain proceedings, applying in 2003 to participate in the Special Tax Payment in Installments Program - PAES, introduced by Law No. 10684/2003, presented below:

	Parent company		Consolidated

	06.30.2005	03.31.2005	06.30.2005	03.31.2005

Current

Social Security
(INSS)	32,115	31,435	32,234	31,552

Provisional Financial
Transaction Tax
(CPMF)	12,163	11,899	13,947	13,645

	44,278	43,334	46,181	45,197

Noncurrent

Social Security
(INSS)	224,808	227,909	225,639	228,753

Provisional Financial
Transaction Tax
(CPMF)	85,138	86,266	97,631	98,924

	309,946	314,175	323,270	327,677

These installment payments are subject to the Long-Term Interest Rate - TJLP. These installment payments may be paid within a maximum term of 120 months.

14. Income and Social Contribution Taxes

a) Income and social contribution tax reconciliation

	Period of 6 months ended 06.30.2005		Period of 6 months ended 06.30.2004

	Parent		Parent
	Company	Consolidated	Company	Consolidated

Income before income and social
contribution taxes	169,559	132,212	102,744	73,967

Income and social contribution taxes
at basic rate	(42,390)	(33,053)	(25,686)	(18,492)

Income tax incentives	1,194	1,234	1,042	1,093
Equity in results and provision for
net capital deficiency of subsidiary	3,466	(1,957)	1,485	1,557
Other permanent differences, net
(additions / deductions)	(6,429)	(977)	6,539	9,693

Effective income tax	(44,159)	(34,753)	(16,620)	(6,149)

Income tax for the year
Current	(53,561)	(65,585)	(24,072)	(28,131)
Deferred	9,402	30,832	7,452	21,982

	(44,159)	(34,753)	(16,620)	(6,149)

14. Income and Social Contribution Taxes - Continued

b) Deferred income and social contribution taxes

Pursuant to provisions of the Securities and Exchange Commission Resolution CVM No. 273/98 and Regulation No. 371/02, at June 30, 2005, the Company current and noncurrent assets records deferred tax credits resulting from tax losses and temporary differences in the amount of R$ 82,904 (R$ 75,637 at March 31, 2005); consolidated – R$ 418,301 (R$ 398,667 at March 31, 2005).

The realization is based on projections of future taxable income, estimated for up to ten years, as follows:

	Parent company	Consolidated

2006	4,176	35,696
2007	7,190	48,310
2008	7,917	57,757
2009	11,221	65,365
2010 onwards	52,400	211,173

	82,904	418,301

15. Shareholders’ Equity

a) Capital and share rights

Authorized capital comprises 200,000,000,000 shares. Fully subscribed and paid-up capital is comprised of 113,522,239,433 in June 30, 2005 and March 31, 2005 nominative shares with no par value, of which 63,470,811,399 are common with voting rights and 50,051,428,034 are preferred, at March 31, 2005, and 49,839,925,688 common shares with voting rights and 63,682,313,745 preferred shares, at June 30, 2005.

15. Shareholders’ Equity -- Continued

a) Capital and share rights -- Continued

Preferred shares have no voting rights but have the same rights and benefits as the common shares, as well as priority assured in the by-laws in the event of a return of capital and priority to receive a minimum annual dividend of R$ 0.15 (15 cents) per thousand shares on a non-cumulative basis. According to the law, preferred shares are entitled to a dividend 10% higher than the common shares.

All shareholders are entitled each year to mandatory annual dividends and/or interest on own capital of not less than 25% of adjusted net income calculated in conformity with Brazilian corporate legislation.

b) Capital increase

See below roll-forward of capital and quantity of shares.

		Number of shares – thousand

	Capital	Preferred	Common

At March 31, 2005	3,509,421	50,051,428	63,470,811

(*)Transfers	-	13,630,885	(13,630,885)
Capitalization of income reserves	164,374	-	-

At June 30, 2005	3,673,795	63,682,313	49,839,926

(*) As informed in significant event report dated May 4, 2005 and following the new shareholders´ agreement signed with the Casino Group, minority shareholders exchange their interest in common shares for preferred shares in the second quarter.

15. Shareholders’ Equity -- Continued

c)	Income reserves

	(i)	Legal reserve: amount appropriated to reserve equivalent to 5% of net income for the year before any appropriations, and limited to 20% of capital.

(ii)
Expansion reserve: amounts approved by the shareholders to reserve funds to finance additional capital investments and working capital through the appropriation of up to 100% of the net income remaining after the legal appropriations.

	(iii)	Unrealized earnings reserve: this reserve is being realized in proportion to the realization of the permanent assets which generated the balance.

d)	Preferred stock option plan

The Annual / Extraordinary General Meeting, held on April 28, 1997, approved the preferred stock option plan for the Company’s management and employees, first granted in 1996.

The option price from the date of granting to the date when the option is exercised by the employee is restated based on the General Market Price Index (IGPM), less dividends distributed in the period.

The option price for each lot of shares is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted. The percentage may vary for each beneficiary or series.

The right to exercise the options is acquired in the following manner and terms: (i) 50% in the last month of the third year following the option date (1st tranche) and (ii) 50% in the last month of the fifth year following the option date (2nd tranche), with the condition that a certain number of shares will be restricted as to sale until the date the beneficiary retires.

The option exercise ensures the beneficiaries of the same rights granted to the other shareholders of the Company. The plan management was attributed to a committee appointed by the Board of Directors

15. Shareholders’ Equity -- Continued

d) Preferred stock option plan -- Continued

Information on the stock option plans is summarized below:

	Number	Price on the
	of shares	date of	Price at
	(in thousands)	granting	06/30/2005

Options in force

V Series – April 2, 2001	361,660	64.00	105.13
VI Series – March 15, 2002	412,600	47.00	70.11
VII Series – May 16, 2003	499,840	40.00	44.47
VIII Series – April 30, 2004	431,110	52.00	55.85
XI Series – April 15, 2005	494,545	52.00	51.06

	2,199,755

Options cancelled	(289,125)

Balance of options in force	1,910,630

Options not granted	1,489,370

Current balance of the option plan	3,400,000

At June 30, 2005, the Company’s preferred shares was quoted on the São Paulo Stock Exchange (Bovespa) was R$ 46.85 per thousand shares.

16. Financial Instruments

a) General considerations

Derivative instruments and operations involving interest rates are used to protect the assets and liabilities of the Company. Transactions are carried out by the financial operations area in accordance with the strategy previously approved by the Board of Directors.

Management considers that there is no concentration of counterparties, and operations are limited to traditional, highly-rated banks and within approved limits.

With the objective of exchanging the financial charges and exchange variation of loans in foreign currency to local currency, the Company contracted swap transactions linked to the CDI variation, which reflects the market value.

b)Market value of the financial instruments

Financial investments are represented by short-term investments, stated at cost plus income earned in the period based on underlying contracts, in amounts that approximate their market value.

Other financial instruments, assets and liabilities, at June 30, 2005 and March 31, 2005, recorded in the balance sheet accounts, are adjusted at amounts that reflect and/or approximate their respective market value.

c) Credit risk

The Company's financed sales are spread over a large number of customers. The Company manages the credit risk through a strict program of qualification and granting of credit.

17. Subsequent Events

On July 8, 2005, Companhia Brasileira de Distribuição ("CBD") and Casino Guichard Perrachon S.A. (“Casino”) signed all agreements for implementation of the Association operation between their controlling shareholders, Abilio dos Santos Diniz ("Abilio Diniz") and Casino, in the terms of the Significant Event Notices published on May 4, 2005 and July 9, 2005. Consequently, the Holding company, set up under the name of Vieri Participações S/A (“Vieri”), now holds 65.6% of CBD voting rights. Vieri voting capital is divided between Casino and Abilio Diniz, with 50% for each party, and, as such, Casino and Abilio Diniz now detain shared control over Vieri and, consequently, over CBD.

The meeting of the CBD Board of Directors, held on July 21, 2005, approved the Technical Assistance Agreement, signed between CBD and Casino, on July 8, 2005, in the total annual amount in reais corresponding to US$ 3 million, the scope of which includes the rendering of services by Casino to CBD related to technical assistance in the following areas, among others: human resources, own brands, marketing and communication, global campaigns and administrative assistance. The legal validity is of 7 years, with automatic renewal for an indefinite term. Said agreement will be approved in Extraordinary Shareholders´ Meeting, to be held on August 16, as published in the Notice of Meeting dated July 30, 2005.

In the referred to meeting, that will be held on August 16, 2005, the shareholders will elect a new member, Mr. Henri Philippe Reichstul, to be part of the CBD Board of Directors, an independent member indicated by Casino, as established in item 5.1.3.3 of the Vieri Shareholders´ Agreement, signed on June 22, 2005, and who shall also be elected to take part in the CBD Audit Committee.

17. Subsequent Events -- Continued

Furthermore, as informed in the Significant Event Notice dated May 4, 2005, the sale of 5.5 billion preferred shares, issued by CBD, was carried out in the market following a previously-established schedule, thus enabling an increase in the number of outstanding shares (free float). As a result of said operation, CBD free float increased to 45.48%, and a seat in the Advisory Board will be granted to a representative of Dynamo Administradora de Recursos Ltda., who will be elected by shareholders in due course. In addition, we inform that the program to sale CBD’s preferred shares on the market by former shareholders of Pão de Açucar S/A Indústria e Comércio (“PAIC”) will comply with the lock-up of 8.5 billion of preferred shares up to the 3º year (including the 1.5 billion of preferred shares remaining from the 1º tranche) and the other 8.5 billion of preferred shares up to 5º year.

18. Supplemental Information

The supplemental information presents the statement of cash flows prepared in accordance with the IBRACON - Institute of Independent Auditors of Brazil Accounting Standards and Procedures (NPC-20) considering the main operations that influenced the available cash and financial investments of the Company. The statement is divided into operating, investing and financing activities accordingly to Official Circular Letter CVM No. 01/00.

A. Statement of Cash Flows

	Parent Company		Consolidated

			Period ended

	06.30.2005	06.30.2004	06.30.2005	06.30.2004

Cash flow from operating activities
Net income for the year	121,900	86,124	121,900	86,124
Adjustment to reconcile net income to cash
generated by operating activities
Deferred income tax	(9,402)	(7,452)	(30,832)	(21,982)
Residual value of permanent asset disposals	4,643	2,554	7,603	2,949
Depreciation and amortization	187,519	176,588	251,210	214,758
Interest and monetary variations, net of	49,905	(167,247)	34,722	(81,889)
payments
Equity in the results of investees	(13,865)	(2,453)	5,745	1,557
Provision for contingencies	21,678	42,222	23,444	49,480
Minority interest	-	-	(27,941)	(18,306)

	362,378	130,336	385,851	232,691

(Increase) decrease in assets
Trade accounts receivable	73,899	117,633	154,036	48,990
Advances to suppliers and employees	(12,639)	6,660	(13,704)	(3,365)
Inventories	97,493	154,639	105,788	130,793
Taxes recoverable	39,753	(81,780)	38,070	(89,689)
Other assets	33,506	11,903	10,698	(703)
Related parties	(190,594)	114,798	(1,295)	(196)
Judicial Deposits	(2,662)	(10,751)	(9,737)	(11,785)

	38,756	313,102	283,856	74,045

Increase (decrease) in liabilities
Suppliers	(452,794)	(210,941)	(513,023)	(305,568)
Salaries and social security charges	4,939	10,880	9,763	20,125
Taxes and social contributions payable	(2,043)	(91,265)	2,454	(126,112)
Other accounts payable	(2,998)	(2,204)	17,868	17,845

	(452,896)	(293,530)	(482,938)	(393,710)

Net cash flow generated by (used in) operating	(51,762)	149,908	186,769	(86,974)
activities

	Parent Company		Consolidated

			Period ended

	06.30.2005	06.30.2004	06.30.2005	06.30.2004

Cash flow from investing activities
Acquisition of companies	(10)	(2,496)	(2,000)	(2,511)
Acquisition of property and equipment	(238,162)	(229,281)	(348,897)	(256,053)
Increase in deferred charges	(1,172)	-	(1,872)	-
Fixed asset disposals	7,500	2,540	7,500	2,540

Net cash flow used in investing activities	(231,844)	(229,237)	(345,269)	(256,024)

Cash flow from financing activities
Capital increase	-	1,797	-	1,797
Financings - current
Loans and financings obtained	166,924	651,548	706,871	1,060,909
Payments	(340,326)	(941,262)	(901,781)	(1,015,480)
Dividends Payments	(84,154)	(54,792)	(84,154)	(54,792)

Net cash flow used in financing Activities	(257,556)	(342,709)	(279,064)	(7,566)

Net decrease in cash and cash equivalents	(541,162)	(422,038)	(437,564)	(350,564)

Cash and cash equivalents at end of the period	218,416	542,620	741,906	714,212
Cash and cash equivalents at beginning of the	759,578	964,658	1,179,470	1,064,776
period

Change in cash and cash equivalents	(541,162)	(422,038)	(437,564)	(350,564)

Cash flow supplemental information
Interest paid on loans and financings	163,356	291,050	292,261	298,867

B. Statement of Added Value

			Parent company				Consolidated

							Period ended

	06.30.2005%		06.30.2004%		06.30.2005%		06.30.2004%

Income
Sale of goods	5,455,386		5,140,091		7,734,912		7,161,542
Write-off of credits	(14,757)		(1,937)		(19,969)		(3,476)
Nonoperating	2,671		(194)		(7,544)		(571)

	5,443,300		5,137,960		7,707,399		7,157,495
Input materials acquired
from third parties
Cost of sales	(3,775,899)		(3,343,967)		( (5,351,917)		(4,686,754)
Materials, energy, third
party services and others	(367,751)		(322,142)		(576,083)		(548,976)

Gross added value	1,299,650		1,471,851		1,779,399		1,921,765

Retentions
Depreciation and amortization	(188,908)		(176,588)		(253,089)		(214,758)

Net added value produced
by the Company	1,110,742		1,295,263		1,526,310		1,707,007
Transfers received
Equity in results	13,865		2,453		(5,745)		(1,557)
Minority interest	-		-		27,941		18,306
Financial income	176,471		148,774		217,709		166,904

	190,336		151,227		239,905		183,653
Total value added to be
distributed	1,301,078	100%	1,446,490	100%	1,766,215	100%	1,890,660	100%

Distribution of value added
Personnel and related
charges	418,872	32.1%	413,336	28.6%	589,535	33.4%	543,052	28.7%
Taxes, rates and
contributions	436,596	33.6%	634,362	43.9%	573,046	32.4%	827,666	43.8%
Interest and rents	323,710	24.9%	312,668	21.6%	481,734	27.3%	433,818	22.9%

Retention of profits	121,900	9.4%	86,124	5.9%	121,900	6.9%	86,124	4.6%

05.01 – COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

See ITR 08.01 – Comments on Consolidated Performance

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (Thousands of reais)

1 – CODE	2 – Description	3 – 6/30/2005	4 - 3/31/2005
1	Total assets	10,449,996	10,719,631
1.01	Current assets	3,510,986	3,909,920
1.01.01	Available funds	741,906	926,787
1.01.01.01	Cash and banks	72,496	89,311
1.01.01.02	Financial investments	669,410	837,476
1.01.02	Receivables	1,725,031	1,856,899
1.01.02.01	Trade accounts receivable	369,060	412,476
1.01.02.02	Receivables Securitization fund	627,794	688,374
1.01.02.03	Advances to suppliers and employees	45,749	33,056
1.01.02.04	Taxes recoverable	484,887	506,363
1.01.02.05	Other receivables	197,541	216,630
1.01.03	Inventories	983,860	1,049,477
1.01.04	Other	60,189	76,757
1.01.04.01	Prepaid expenses	60,189	76,757
1.02	Long-term receivables	1,102,699	1,038,297
1.02.01	Sundry receivables	1,100,512	1,037,058
1.02.01.01	Trade accounts receivable	344,318	316,347
1.02.01.02	Financial Investments	132,106	126,340
1.02.01.03	Deferred income tax	418,301	398,667
1.02.01.04	Judicial deposits	201,999	191,242
1.02.01.05	Prepaid expenses	3,788	4,462
1.02.02	Receivables from related companies	2,187	1,239
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	2,187	1,239
1.02.02.02.01	Subsidiary companies	2,187	1,239
1.02.02.03	Other related companies	0	0
1.02.03	Other	0	0
1.03	Permanent assets	5,836,311	5,771,414
1.03.01	Investments	249,989	259,901
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	249,883	259,842
1.03.01.03	Other	106	59
1.03.01.03.01	Investments in Other Companies	106	59
1.03.02	Property and equipment	4,589,720	4,474,655
1.03.02.01	Land	863,025	857,291
1.03.02.02	Buildings	1,917,352	1,903,796
1.03.02.03	Building improvements	1,052,005	1,004,823
1.03.02.04	Equipment	414,368	398,636
1.03.02.05	Installations	134,474	129,983
1.03.02.06	Furniture and fixtures	146,494	135,259
1.03.02.07	Vehicles	989	1,289
1.03.02.08	Work in Progress	57,370	39,740
1.03.02.09	Other	3,643	3,838
1.03.03	Deferred charges	996,602	1,036,858

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (Thousands of reais)

1 - CODE	2 – Description	3 – 6/30/2005	4 – 3/31/2005
2	Total liabilities and shareholders' equity	10,449,996	10,719,631
2.01	Current liabilities	2,378,814	2,530,534
2.01.01	Loans and financing	891,584	660,627
2.01.02	Debentures	65,028	44,580
2.01.03	Suppliers	1,032,426	1,360,820
2.01.04	Taxes, charges and contributions	92,339	79,460
2.01.04.01	Taxes on sales	8,393	8,664
2.01.04.02	Tax installments	46,181	45,197
2.01.04.03	Provision for income tax	37,765	25,599
2.01.05	Dividends payable	4,905	89,059
2.01.06	Provisions	-	-
2.01.07	Payables to related companies	-	-
2.01.08	Other liabilities	292,532	295,988
2.01.08.01	Salaries and related contributions	160,020	146,223
2.01.08.02	Public services	5,680	5,999
2.01.08.03	Rents	24,671	24,444
2.01.08.04	Advertising	3,134	4,121
2.01.08.05	Insurance	758	6,348
2.01.08.06	Purchase of assets	12,181	5,775
2.01.08.07	Other accounts payable	86,088	103,078
2.02	Long-term liabilities	3,574,662	3,741,537
2.02.01	Loans and financing	1,076,096	1,285,249
2.02.02	Debentures	401,490	401,490
2.02.03	Provisions	-	-
2.02.04	Payables to related companies	-	-
2.02.05	Other liabilities	2,097,076	2,054,798
2.02.05.01	Provision for contingencies	992,529	965,856
2.02.05.02	Tax installments	323,270	327,677
2.02.05.03	Purchase of assets	3,193	3,146
2.02.05.04	Others	104,001	114,375
2.02.05.05	Shares redeemable from the securitization fund	674,083	643,744
2.03	Deferred income	-	-
2.04	Minority interest	323,630	338,832
2.05	Shareholders' equity	4,172,890	4,108,728
2.05.01	Paid-up capital	3,673,795	3,509,421
2.05.02	Capital reserves	-	-
2.05.02.01	Tax incentives	-	-
2.05.02.02	Subscription bonus	-	-
2.05.03	Revaluation reserves	-	-
2.05.03.01	Own assets	-	-
2.05.03.02	Subsidiary/associated companies	-	-
2.05.04	Revenue reserves	499,095	599,307
2.05.04.01	Legal	105,948	105,948

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (Thousands of reais)

1 - CODE	2 – Description	3 – 6/30/2005	4 – 3/31/2005
2.05.04.02	Statutory	-	-
2.05.04.03	For contingencies	-	-
2.05.04.04	Unrealized profits	4,069	4,069
2.05.04.05	Retention of profits	148,618	341,353
2.05.04.06	Special for undistributed dividends	-	-
2.05.04.07	Other	240,460	147,937
2.05.04.07.01	Reserve for expansion	240,460	147,937
2.05.05	Retained earnings/accumulated deficit	-	-

07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousands of reais)

1 – CODE	2 – DESCRIPTION	3 – 04/01/2005 to 06/30/2005	4 – 01/01/2005 to 06/30/2005	5 – 04/01/2004 to 06/30/2004	6 – 01/01/2004 to 06/30/2004
3.01	Gross sales and/or services	3,791,650	7,734,912	3,747,235	7,161,542
3.02	Deductions	(634,503)	(1,311,679)	(685,810)	(1,290,704)
3.03	Net sales and/or services	3,157,147	6,423,233	3,061,425	5,870,838
3.04	Cost of sales and/or services rendered	(2,193,127)	(4,515,994)	(2,154,606)	(4,156,426)
3.05	Gross profit	964,020	1,907,239	906,819	1,714,412
3.06	Operating (expenses) income	(889,086)	(1,767,483)	(846,572)	(1,639,874)
3.06.01	Selling	(557,934)	(1,109,457)	(529,717)	(1,007,866)
3.06.02	General and administrative	(114,611)	(234,013)	(122,972)	(236,257)
3.06.03	Financial	(63,290)	(131,584)	(66,326)	(149,928)
3.06.03.01	Financial income	115,635	217,709	91,652	166,904
3.06.03.02	Financial expenses	(178,925)	(349,293)	(157,978)	(316,832)
3.06.04	Other operating income	-	-	-	-
3.06.05	Other operating expenses	(147,881)	(286,684)	(126,740)	(244,266)
3.06.05.01	Other taxes and charges	(18,409)	(35,474)	(15,497)	(29,508)
3.06.05.02	Depreciation and amortization	(129,472)	(251,210)	(111,243)	(214,758)
3.06.06	Equity in the results of subsidiary and associated companies	(5,370)	(5,745)	(817)	(1,557)
3.07	Operating profit	74,934	139,756	60,247	74,538
3.08	Nonoperating results	(718)	(7,544)	(703)	(571)
3.08.01	Revenue	4,829	4,829	-	132
3.08.02	Expenses	(5,547)	(12,373)	(703)	(703)
3.09	Income before taxation and profit sharing	74,216	132,212	59,544	73,967
3.10	Provision for income tax and social contribution	(41,391)	(65,585)	(20,826)	(28,131)
3.11	Deferred income tax	19,634	30,832	9,829	21,982
3.12	Statutory profit sharing and contributions	(3,500)	(3,500)	-	-
3.12.01	Profit sharing	(3,500)	(3,500)	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on shareholders' equity	-	-	-	-
3.14	Minority Interests	15,203	27,941	9,672	18,306
3.15	Net income for the quarter/six-month period	64,162	121,900	58,219	86,124
	Number of shares, ex-treasury (in thousands)	113,522,239	113,522,239	113,522,239	113,522,239
	Net income per share	0.00057	0.00107	0.00051	0.00076
	Loss per share

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Comments on Sales Performance

CBD’s consolidated gross sales in 2Q05 equaled R$ 3,791.7 million, representing a 1.2% growth over the same period of 2004. Net sales totaled R$ 3,157.1 million, corresponding to a 3.1% growth over 2Q04. Sendas Distribuidora registered gross sales totaling R$ 772.0 million, while net sales totaled R$ 665.0 million in 2Q05.

In 2Q05, same store sales registered a nominal growth of 0.7%, representing a real decrease of 6.6% (deflated by the IPCA index). This performance is primarily the result of an unfavorable calendar (strong comparison base), since last year Easter was in the 2nd quarter and this year it was in the 1st quarter. Besides, the performance in this quarter was strongly impacted by a less favorable consumption environment in the country, with a decrease in the level of consumer confidence and high interest rates.

In the first half of 2005, consolidated gross sales totaled R$ 7,734.9 million, with an 8% growth, while net sales reached R$ 6,423.2 million, with a 9.4% growth.

Same store sales grew by 5.8%, with a 16.5% growth of non-food products and a 3.3% growth of food products.

Same store sales in real terms, deflated by the IPCA index, registered a 1.6% drop in the first half of the year. If we consider food inflation, calculated by the FIPE-Alimentação index, which in our view better reflects CBD’s reality, same store sales registered a real growth of 1.1% .

It is important to highlight that food products with high sales volume – rice, soybeans, milk and meat, among others – presented significant price deflation over the first half of 2005.

It is worth highlighting same store sales performance of CompreBem Business Unit, which registered real growth year-to-date, and, therefore, has outperformed the Company’s average performance.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

It is important to point out that the number of clients in same stores grew by 1% in the first half of the year. On the other hand, in face of the decrease in the level of consumer confidence, we observed a reduction in the average ticket in real terms, mainly due to a decrease in the consumption of non-food products and discretionary items.

Obs.: Same store sales figures include only stores whose operating period is longer than 12 months .

Operating Performance

The following comments on operating performance refer to CBD consolidated results, and, therefore, fully account for Sendas Distribuidora’s operating results (CBD joint venture with Sendas in the State of Rio de Janeiro).

Gross Income

CBD registered a gross income of R$ 964.0 million in the second quarter of 2005, representing a 6.3% growth over the same period of 2004. In 2Q05, gross margin was 30.5%, almost 100 basis points over the margin reported in the second quarter last year. This margin growth, despite the lackluster sales period, reflected the following main factors: i) effective price management, reflecting the Company’s advances in the Category Management process; ii) good negotiations

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

with suppliers and iii) calendar effect, since Easter, which represents a highly promotional event, was in the first quarter of this year (in 2004 it was in the 2nd quarter).

This improvement can also be observed in Sendas Distribuidora, which registered a 30.9% margin, versus 29.8% in the same quarter of 2004.

In the first half of 2005, CBD registered an R$1,907.2 million gross profit, up by 11.2% over the same period last year. The margin in the first half of 2005 was 29.7%, higher than the 29.2% registered in the first half of 2004

Operating Expenses

Despite the Easter calendar effect and the slowdown observed in same store sales, CBD registered a 21.3% operating expenses/net sales ratio, the same level registered last year. It is worth pointing out the consistent reduction of general and administrative expenses as a percentage of net sales, which reached 3.6% versus 4.0% in the second quarter of 2004, reflecting gains of scale achieved in the period, as well as the current cost reduction program.

EBITDA

As a result of increased gross margin and expense control, CBD registered an EBITDA margin of 9.2% in the quarter, higher than the 8.3% registered in the same quarter of 2004. EBITDA totaled R$291.5 million in the period, 14.7% growth over the second quarter of 2004.

In this quarter, Sendas Distribuidora also improved in terms of EBITDA margin, which reached 5.8%, versus 4.3% in the same quarter of the previous year. After several adjustments in expenses and productivity gains, the increase in Sendas Distribuidora’s operating profitability will be conditioned to the increase in sales and consequent dilution of expenses. We believe this goal will be achieved as a natural result of the current competitive pricing policy, of our communication efforts and of the recent stores revitalization process.

In the first half of 2005, CBD registered a R$563.8 million EBITDA, up 19.9% over 2004. EBITDA margin in the period was 8.8%, higher than the 8.0% reported in the first half of 2004.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Financial Results

Financial expenses in the quarter totaled R$ 178.9 million, up by 13.3% over the same period in 2004, reflecting the rise in interest rates in the period. Financial income totaled R$115.6 million in the quarter, a 26.2% growth over the second quarter of 2004, due to higher income generated by financial investments and a less promotional period for credit based sales of durable goods.

Net financial expense totaled R$63.3 million in the quarter, lower than the R$66.3 million figure reported in the previous year. In the first half of 2005, net financial expenses totaled R$131.6 million, versus R$ 149.9 million in the first half of 2004. It is important to bear in mind that the Company’s financial result will have significant improvement as of the 3rd quarter of this year, due to the inflow of R$1.0 billion in funds, as a result of the conclusion of the transaction with Casino in the beginning of July (see the material facts published by the Company on 05/04/2005 and 07/08/2005).

Earnings Before Taxes

Resulting from a higher EBITDA and improved gross income, CBD recorded an earnings before income tax and minority interest and employees’ participation of R$ 74.2 million, 24.7% higher than the R$ 59.5 million recorded in 2004.

Minority Interest

Sendas Distribuidora’s recorded a net loss of R$ 26.5 million. Despite the previously mentioned improvements in EBITDA, Sendas Distribuidora was negatively impacted by higher net financial expenses totaling R$ 35.6 million. Sendas Distribuidora’s net loss generated a minority interest of R$ 15.2 million for CBD.

Net Income of R$ 64.2 million and 10% growth

2Q05 net income totaled R$ 64.2 million, 10% higher than the same period of 2004. The result was impacted by an income tax provision of R$ 21.7 million. In the first half of the year, the

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Company’s net income grew by 41.6%, totaling R$121.9 million, versus R$86.1 million in the same period of the previous year.

Working Capital

In the second quarter 2005, inventory turnover rate reached 42 days, higher than the 40 days recorded in the previous year. The average term with suppliers was recorded at 49 days, just one day less than the 50 days year-over-year.

Investments

In 2Q05, investments equaled R$ 195.2 million versus R$ 132.1 million in 2Q04. The main highlights were:

  Opening of 3 new stores: 1 Pão de Açúcar supermarket in Campinas-SP, and 2 Extra hypermarkets, 1 in São José dos Campos-SP and 1 in the city of Natal – Rio Grande do Norte state;
  Construction of 3 Extra hypermarkets and 2 Pão de Açúcar supermarkets;
  Store remodelings, including 27 Sendas stores;
  Conversion of 12 Pão de Açúcar supermarkets into CompreBem;
  Opening of gas stations and drugstores;
  Investments in information technology and logistics.

The information in the following tables was not reviewed by our external auditors.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Gross Sales per Format (R$ thousand)

1st Quarter	2005	%	2004	%	Var.(%)

Pão de Açúcar	1,012,458	25.7%	971,822	28.5%	4.2%
Extra	1,902,936	48.3%	1,609,594	47.1%	18.2%
CompreBem	650,157	16.5%	565,062	16.6%	15.1%
Extra Eletro	68,325	1.7%	68,357	2.0%	0.0%
Sendas*	309,386	7.8%	199,472	5.8%	55.1%

CBD	3,943,262	100.0%	3,414,307	100.0%	15.5%

2nd Quarter	2005	%	2004	%	Var.(%)

Pão de Açúcar	978,611	25.8%	1,004,488	26.8%	-2.6%
Extra	1,822,881	48.1%	1,776,755	47.4%	2.6%
CompreBem	605,921	16.0%	576,555	15.4%	5.1%
Extra Eletro	67,889	1.8%	69,032	1.8%	-1.7%
Sendas*	316,348	8.3%	320,405	8.6%	-1.3%

CBD	3,791,650	100.0%	3,747,235	100.0%	1.2%

1st Half	2005	%	2004	%	Var.(%)

Pão de Açúcar	1,991,069	25.7%	1,976,310	27.6%	0.7%
Extra	3,725,817	48.2%	3,386,349	47.3%	10.0%
CompreBem	1,256,078	16.2%	1,141,617	15.9%	10.0%
Extra Eletro	136,214	1.8%	137,389	1.9%	-0.9%
Sendas*	625,734	8.1%	519,877	7.3%	20.4%

CBD	7,734,912	100.0%	7,161,542	100.0%	8.0%

Net Sales per Format (R$ thousand)

1st Quarter	2005	%	2004	%	Var.(%)

Pão de Açúcar	835,688	25.6%	798,097	28.4%	4.7%
Extra	1,567,277	48.0%	1,316,227	46.9%	19.1%
CompreBem	543,638	16.6%	470,875	16.8%	15.5%
Extra Eletro	51,314	1.6%	52,497	1.8%	-2.3%
Sendas*	268,169	8.2%	171,717	6.1%	56.2%

CBD	3,266,086	100.0%	2,809,413	100.0%	16.3%

2nd Quarter	2005	%	2004	%	Var.(%)

Pão de Açúcar	808,033	25.6%	817,534	26.7%	-1.2%
Extra	1,512,706	47.9%	1,440,292	47.1%	5.0%
CompreBem	509,211	16.1%	475,118	15.5%	7.2%
Extra Eletro	51,481	1.6%	52,044	1.7%	-1.1%
Sendas*	275,716	8.8%	276,437	9.0%	-0.3%

CBD	3,157,147	100.0%	3,061,425	100.0%	3.1%

1st Half	2005	%	2004	%	Var.(%)

Pão de Açúcar	1,643,721	25.5%	1,615,631	27.5%	1.7%
Extra	3,079,983	48.0%	2,756,519	47.0%	11.7%
CompreBem	1,052,849	16.4%	945,993	16.1%	11.3%
Extra Eletro	102,795	1.6%	104,541	1.8%	-1.7%
Sendas*	543,885	8.5%	448,154	7.6%	21.4%

CBD	6,423,233	100.0%	5,870,838	100.0%	9.4%

* Sendas banner which is part of Sendas Distribuidora S/A

Sales Breakdown (% of Net Sales)

	2004			2005

	1st Q	2nd Q	1st Half	1st Q	2nd Q	1st Half

Cash	53.2%	52.1%	52.6%	51.8%	50.5%	51.2%
Credit Card	35.9%	36.4%	36.2%	36.5%	36.7%	36.5%
Food Voucher	6.3%	6.9%	6.6%	7.3%	7.4%	7.4%
Credit	4.6%	4.6%	4.6%	4.4%	5.4%	4.9%
Post-dated Checks	3.4%	3.4%	3.4%	3.0%	3.2%	3.1%
Installment Sales	1.2%	1.2%	1.2%	1.4%	2.2%	1.8%

Data per Format on June 30, 2005

	#	#	#	Sales
	Checkouts	Employees	Stores	Area (m2)

Pão de Açúcar	2,328	14,847	185	245,183
Extra	3,563	23,246	75	576,208
CompreBem	2,019	9,074	177	215,580
Extra Eletro	159	588	50	32,554
Sendas	1,007	6,031	66	122,637

Total Stores	9,076	53,786	553	1,192,162

Administration	-	2,417	-	-
Loss Prevention	-	3,554	-	-
Distribution Centers	-	3,786	-	-

Total CBD	9,076	63,543	553	1,192,162

Stores by Format

	Pão de		Extra-				Sales	Number of
	Açúcar	Extra	Eletro	CompreBem	Sendas	CBD	Area (m2)	Employees

12/31/2004	196	72	55	165	63	551	1,144,749	63,484

Opened	1	1				2
Closed			(5)	(2)		(7)
Converted				(3)	3	-

3/31/2005	197	73	50	160	66	546	1,175,111	63,344

Opened	1	2		7		10
Closed	(1)			(2)		(3)
Converted	(12)			12		-

6/30/2005	185	75	50	177	66	553	1,192,162	63,543

Productivity Indexes (in nominal R$)

Gross Sales per m2/month

	2ndQ/05	2ndQ/04	Var.(%)	1st Half/05	1st Half/04	Var.(%)

Pão de Açúcar	1,270	1,227	3.5%	1,283	1,207	6.3%
Extra	1,062	1,120	-5.2%	1,095	1,093	0.2%
CompreBem	1,006	956	5.2%	1,053	928	13.5%
Sendas	889	960	-7.4%	889	960	-7.4%
Extra Eletro	679	638	6.4%	663	636	4.2%

CBD	1,070	1,086	-1.5%	1,110	1,068	3.9%

Gross sales per employee/month

	2ndQ/05	2ndQ/04	Var.(%)	1st Half/05	1st Half/04	Var.(%)

Pão de Açúcar	21,712	21,868	-0.7%	21,878	21,439	2.0%
Extra	26,077	26,813	-2.7%	27,140	26,065	4.1%
CompreBem	22,892	21,410	6.9%	24,057	21,114	13.9%
Sendas	17,203	15,246	12.8%	17,203	15,246	12.8%
Extra Eletro	38,976	36,619	6.4%	38,712	35,113	10.2%

CBD	23,505	23,114	1.7%	24,640	23,120	6.6%

Average ticket - Gross sales

	2ndQ/05	2ndQ/04	Var.(%)	1st Half/05	1st Half/04	Var.(%)

Pão de Açúcar	24.6	23.0	7.0%	24.6	22.9	7.4%
Extra	47.0	46.7	0.6%	47.5	46.3	2.6%
CompreBem	18.4	17.5	5.1%	18.7	17.3	8.1%
Sendas	20.5	21.1	-2.8%	20.5	21.1	-2.8%
Extra Eletro	351.3	329.2	6.7%	357.8	347.3	3.0%

CBD	29.9	28.8	3.9%	30.7	28.9	6.2%

Gross sales per checkout/month

	2ndQ/05	2ndQ/04	Var.(%)	1st Half/05	1st Half/04	Var.(%)

Pão de Açúcar	133,787	127,326	5.1%	134,749	125,155	7.7%
Extra	171,632	172,782	-0.7%	178,186	168,430	5.8%
CompreBem	108,226	103,954	4.1%	113,391	101,180	12.1%
Sendas	108,472	120,352	-9.9%	108,472	120,352	-9.9%
Extra Eletro	138,743	128,243	8.2%	134,653	127,768	5.4%

CBD	141,010	139,167	1.3%	146,936	136,586	7.6%

* Information related to sales, employees and checkout was calculated based on average amounts proportional to the period during which the stores were open.

09.01 – INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF COMPANY	3 - BRAZILIAN REVENUE SERVICE REGISTRY OF LEGAL ENTITIES - CNPJ	4 - CLASSIFICATION	5 - % PARTICIPATION IN THE CAPITAL OF THE INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN THE CURRENT QUARTER (thousands)		9 - NUMBER OF SHARES IN THE PRIOR QUARTER (thousands)

01	NOVASOC COMERCIAL LTDA.	03.139.761/0001-17	PRIVATELY-HELD ASSOCIATED	10.00	-1.23
COMMERCIAL, INDUSTRIAL AND OTHER		1			1

02	SÉ SUPERMERCADOS LTDA.	01.545.828/0001-98	PRIVATELY-HELD SUBSIDIARY	89.99	21.93
COMMERCIAL, INDUSTRIAL AND OTHER		996,807			996,807

03	SENDAS DISTRIBUIDORA S.A.	06.057.223/0001-71	PRIVATELY-HELD SUBSIDIARY	42.57	17.06
COMMERCIAL, INDUSTRIAL AND OTHER		450,001			450,001

04	VERSALHES COM. PROD. ELETRÔNICOS LTDA.	07.145.984/0001-48	PRIVATELY-HELD SUBSIDIARY	100.00	0,00
COMMERCIAL, INDUSTRIAL AND OTHER		10			0

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1 – Item	01
2 - Issue order number	4th
3 – Registration number with CVM
4 – Date of registration with CVM
5 – Issued series	Unique
6 – Type	Convertible
7 – Nature	Particular
8 - Issue date	9/01/2000
9 - Due date	8/31/2005
10 – Type of debenture	Floating
11 – Remuneration conditions prevailing	TJLP + 3,5% p,a,
12 – Premium/discount	22.55%
13 – Nominal value (reais)	460,83
14 – Issued amount (Thousands of reais)	46,041
15 – Number of debentures issued (unit)	100,000
16 – Outstanding debentures (unit)	99,908
17 – Treasury debentures (unit)	-
18 – Redeemed debentures (unit)	-
19 – Converted debentures (unit)	92
20 – Debentures to be placed (unit)	-
21 - Date of last renegotiation
22 - Date of next event	8/31/2005

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1 – Item	02
2 - Issue order number	5th
3 – Registration number with CVM	SRE/DEB/2002/038
4 – Date of registration with CVM	11/13/2002
5 - Issued series	1st
6 – Type	Simple
7 – Nature	Public
8 - Issue date	10/01/2002
9 - Due date	10/01/2007
10 - Type of debenture	Without preference
11 – Remuneration conditions prevailing	DI + 0.95% p.a.
12 – Premium/discount
13 - Nominal value (reais)	10,472.91
14 - Issued amount (Thousands of reais)	420,477
15 - Number of debentures issued (unit)	40,149
16 – Outstanding debentures (unit)	40,149
17 – Treasury debentures (unit)	-
18 – Redeemed debentures (unit)	-
19 – Converted debentures (unit)	-
20 – Debentures to be placed (unit)	-
21 - Date of last renegotiation	09/09/2004
22 - Date of next event	10/01/2005

16.01 - OTHER SIGNIFICANT INFORMATION

SHAREHOLDING STATUS ON JUNE 30, 2005
  Companhia Brasileira de Distribuição

SHAREHOLDERS	COMMON	% ON COMMON CAPITAL	PREFERRED	% ON PREFERRED CAPITAL	TOTAL	% TOTAL
VIERI EMPREENDIMENTOS E	32,700,000,000	65.610050%	-	0.000000%	32,700,000,000	28.804929%
PARTICIPAÇÕES LTDA
PENINSULA PARTICIPAÇÕES	1,392,087,129	2.793116%	1,298,759,628	2.039435%	2,690,846,757	2.370326%
LTDA.
SEGISOR	14,309,589,419	28.711097%	2,067,946,860	3.247286%	16,377,536,279	14.426721%
ABILIO DOS SANTOS DINIZ	10	0.000000%	-	0.000000%	10	0.000000%
JOÃO PAULO S.DINIZ	10	0.000000%	8,900,000	0.013976%	8,900,010	0.007840%
ANA MARIA S.DINIZ DÀVILA	10	0.000000%	40,500,000	0.063597%	40,500,010	0.035676%
PEDRO PAULO S.DINIZ	-	0.000000%	360,850	0.000567%	360,850	0.000318%
RIO SOE	1,407,912,871	2.824870%	-	0.000000%	1,407,912,871	1.240209%
APART NEW	-	0.000000%	5,474,058	0.008596%	5,474,058	0.004822%
CAPITÓLIO	-	0.000000%	160,314,807	0.251741%	160,314,807	0.141219%
ONYX 2006	-	0.000000%	10,263,690,000	16.117018%	10,263,690,000	9.041127%
OTHER	30,336,239	0.060867%	49,836,367,542	78.257784%	49,866,703,781	43.926815%
TOTAL	49,839,925,688	100.000000%	63,682,313,745	100.000000%	113.522.239.433	100.000000%

SHAREHOLDING STATUS – 6.30.2005

Parent Companies – Board of Directors - Supervisory Board
(spouses, companions and dependants)

	COMMON SHARES		PREFERRED SHARES		TOTAL
SHAREHOLDERS	AMOUNT	%	AMOUNT	%	AMOUNT	%
PARENT COMPANY	49,809,589,449	99.94	13,.845,946,203	21.74	63,655,535,652	56.07
BOARD OF DIRECTORS	80	0.00	16,650,850	0.03	16,650,930	0.01
EXECUTIVE BOARD	-	0.00	151,930,000	0.24	151,930,000	0.13
OTHER	30,336,159	0.06	49,667,786,692	77.99	49,698,122,851	43.78
TOTAL	49,839,925,688	100.00	63,682,313,745	100.00	113,522,239,433	100.00
OUTSTANDING SHARES	30,336,239	0.06	49,836,367,542	78.26	49,866,703,781	43.93

16.01 - OTHER SIGNIFICANT INFORMATION

SHAREHOLDING STATUS – 6.30.2004

Parent Companies – Board of Directors - Supervisory Board
(spouses, companions and dependants)

SHAREHOLDERS	COMMON	COMMON CAPITAL	PREFERRED.	PREFERRED CAPITAL	TOTAL	TOTAL
PARENT COMPANY	63,440,475,150	99.95%	21,339,805,733	42.64%	84,780,280,883	74.68%
BOARD OF DIRECTORS	114	0.00%	205,150,000	0.41%	205,150,114	0.18%
EXECUTIVE BOARD	-	0.00%	57,330,000	0.11%	57,330,000	0.05%
OTHER	30,336,135	0.05%	28,449,142,301	56.84%	28,479,478,436	25.09%
TOTAL	63,470,811,399	100%	50,051,428,034	100%	113,522,239,433	100%
OUTSTANDING SHARES	30,336,249	0.05%	28,711,622,301	57.36%	28,741,958,550	25.32%

SHAREHOLDING STATUS ON JUNE 30, 2005
VIERI EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.

	Common units of interest		Preferred units of interest		Total
Members	Amount	%	Amount	%	Amount	%
MASMANIDIS	10,187,500,000	50.00	10,125,000,000	0	20,312,500,000	31.15
PARTICIPAÇÕES LTDA
PENÍNSULA	10,187,500,000	50.00		82.15	10,187,500,000	62.12
PARTICIPAÇÕES LTDA
SEGISOR	-	-	2,200,000,000	17.85	2,200,000,000	6.73

	20,375,000,000	100.00	12,325,000,000	100.00	32,700,000,000	100.00
Total

MASMANIDIS PARTICIPAÇÕES LTDA.

Members	Units of interest	%
SEGISOR	2,105,267,781	100.00

	2,105,267,781	100.00
Total

16.01 - OTHER SIGNIFICANT INFORMATION

Península Participações Ltda.

	Common units of interest		Preferred units of interest			Total
Members	Amount	%	Amount	%	Amount	%
ABILIO DOS SANTOS DINIZ	200,000	0.16	1	20.00	200,001	0.16
JOÃO PAULO F. DOS SANTOS
DINIZ	30,171,223	24.96	1	20.00	30,171,224	24.96
ANA MARIA F. DOS SANTOS
DINIZ D`ÁVILA	30,171,223	24.96	1	20.00	30,171,224	24.96
PEDRO PAULO F. DOS SANTOS
DINIZ	30,171,223	24.96	1	20.00	30,171,224	24.96
ADRIANA F. DOS SANTOS DINIZ
	30,171,223	24.96	1	20.00	30,171,224	24.96

TOTAL	120,884,892	100.00	5	100.00	120,884,897	100.00

ONYX 2006 PARTICIPAÇÕES LTDA.

Members	Units of interest	%
RIO PLATE EMPREENDIMENTOS	519,760,367	99.98
E PARTICIPAÇÕES LTDA

ABILIO DINIZ	1	0.02
	519,760,368	100.00
Total

RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.

Members	Units of interest	%
AD PENÍNSULA	232,825,331	46.42
EMPREENDIMENTOS E
PARTICIPAÇÕES LTDA

PENÍNSULA PARTICIPAÇÕES	268,679,490	53.48
LTDA
	501,504,821	100.00
Total

SHAREHOLDING POSITION ON JUNE 30, 2005
AD PEN¥NSULA EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.

Members	Units of interest	%
ABILIO DOS SANTOS DINIZ	458,496,346
		99.98
ANA MARIA. F. DOS S. DINIZ	1	0.02
D’AVILA

Total	458,496,347	100.00

16.01 - OTHER SIGNIFICANT INFORMATION

SEGISOR

Shareholders	%
Casino Guichard Perrachon	99.99
(*)
Other	0.01
Total	100.00
(*) Foreign company

17.01 - OTHER SIGNIFICANT INFORMATION

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific standards issued by IBRACON (Institute of Independent Auditors of Brazil), CFC (Federal Board of Accountancy) and CVM (Brazilian Security Exchange Commission)

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

To the
Board of Directors and Shareholders of
Companhia Brasileira de Distribuição
1.	We have conducted a special review of the quarterly information (ITR) of Companhia Brasileira de Distribuição (Company) and Companhia Brasileira de Distribuição and its subsidiaries, for the quarter and six-month period ended June 30, 2005, which comprised the balance sheets, statements of income, report on the company´s performances and other relevant information, prepared by the company´s management in accordance with the accounting practices adopted in Brazil. The financial information related to Pão de Açúcar Fundo de Investimento em Direitos Creditórios, the Company´s investment in which amounts to R$170,278 thousand as of June 30, 2005 (R$165,743 thousand as of March 31, 2005) and the corresponding results of which amount to R$4,535 thousand for the quarter and R$11,836 thousand for the six-month period ended June 30, 2005 (R$25,948 thousand for the quarter and R$31,189 thousand for the six-month period ended June 30, 2004) were reviewed by other independent auditors. At June 30, 2005, total assets and net income for the six-month period then ended, resulting from this investee, represent 8.1% and 9.7%, respectively, in relation to the Company´s consolidated quarterly information (7.1% of net income for the quarter ended June 30, 2005, 36.2% for the six-month period ended June 30, 2004 and 44.6% for the quarter ended June 30, 2004). Likewise, the quarterly information of Miravalles Empreendimentos e Participações S.A., the Company´s investment in which amounts to R$72,448 thousand as of June 30, 2005 (R$77,864 thousand as of March 31, 2005) and the losses of which, calculated through the equity pick-up method, total R$5,416 thousand for the quarter and R$5,791 thousand for the six-month period ended June 30, 2005, were reviewed by other independent auditors. At June 30, 2005, total assets and net income for the six-month period then ended of the referred to investee represent, respectively, 0.7% and 4.8% in relation to the Company´s consolidated quarterly information (0.7% of assets as of March 31, 2005 and 8.4% of net income for the quarter ended June 30, 2005). Our special review report concerning assets, liabilities and result of operations of said investees is exclusively based on the special review report of such independent auditors.

17.01	- OTHER SIGNIFICANT INFORMATION

	2.	Our review was conducted in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Board of Accountancy (CFC), and consisted principally of: (a) inquiries of and discussions with management responsible for the Company’s accounting, financial and operational areas, in respect to the main criteria adopted for preparing the Quarterly Information; and (b) review of information and subsequent events which have, or could have, relevant effects on the Company’s financial position and operations.

	3.	Based on our special review and on the limited review report of the other independent auditors, we are not aware of any material modification that should be made to the above mentioned Quarterly Information for it to comply with the accounting practices adopted in Brazil and regulations established by the Brazilian Securities Commission (CVM) specifically concerning the disclosure of Quarterly Information.

	4.	Our review was carried out to enable us to issue a report on the special review of the Quarterly Information – ITR referred to in the first paragraph, taken as a whole. The statements of changes of cash flow and of added value of Companhia Brasileira de Distribuição and Companhia Brasileira de Distribuição and its subsidiaries, for the six-month period ended June 30, 2005 and 2004, prepared in accordance with the accounting practices adopted in Brazil, presented to provide supplementary information about the Company and its subsidiaries, are not a required component of the Quarterly Information. These statements were submitted to the review procedures described in the second paragraph and, based on our review and based on the informations from the quarterly information reviewed by other independent auditors, we are not aware of any significant adjustment to be made to these supplementary statements for them to be fairly presented, in all material respects, in relation to the Quarterly Information for the quarter ended June 30, 2005 and 2004

São Paulo, August 5, 2005

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

Sergio Ricardo Romani
Accountant CRC 1RJ072321/S-0

18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY

Associated/Affiliated Company: NOVASOC COMERCIAL LTDA.

See ITR 08.01 – Comments on Consolidated Performance

18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY

Associated/Affiliated Company: SÉ SUPERMERCADOS LTDA.

See ITR 08.01 – Comments on Consolidated Performance

18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY

Associated/Affiliated Company: SENDAS DISTRIBUIDORA S.A.

See ITR 08.01 – Comments on Consolidated Performance

18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY

Associated/Affiliated Company: VERSALHES COM. PROD. ELETRÔNICOS LTDA.

See ITR 08.01 – Comments on Consolidated Performance

Contents

GROUP	ITR	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mail Address)	1
01	04	GENERAL INFORMATION/INDEPENDENT ACCOUNTANT	1
01	05	CAPITAL COMPOSITION	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND ALTERATIONS IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET –ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	STATEMENT OF INCOME	6
04	01	NOTES TO THE QUARTERLY INFORMATION	7
05	01	COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER	41
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	43
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	44
07	01	CONSOLIDATED STATEMENT OF INCOME	46
08	01	COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER	47
09	01	INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES	56
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE	57
16	01	OTHER SIGNIFICANT INFORMATION	59
17	01	UNQUALIFIED REPORT ON THE LIMITED REVIEW	63
		NOVASOC COMERCIAL LTDA.
18	02	COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY	65
		SÉ SUPERMERCADOS LTDA.
18	02	COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY	66
		SENDAS DISTRIBUIDORA S.A.
18	02	COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY	67
		VERSALHES COM. PROD. ELETRÔNICOS LTDA:
18	02	COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY	68

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 11, 2005	By: /s/ Augusto Marques da Cruz Filho Name: Augusto Marques da Cruz Filho Title: Chief Financial Officer
By: /s/ Fernando Queiroz Tracanella Name: Fernando Queiroz Tracanella Title: Investor Relations Officer